February 15, 2019

Ryan Smith
Chief Executive Officer
Investview, Inc.
12 South 400 West
Salt Lake City, UT 84101

       Re: Investview, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2019
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 31, 2019
           File No. 333-229341

Dear Mr. Smith:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed January 31, 2019

Prospectus Summary
The Offering, page 3

1. Generally, securities may not be registered for resale before a private placement is complete. In this regard, we note that the investor does not appear to be irrevocably bound to purchase a set number of securities at a set purchase price, such that there are no conditions to closing that are within an investor's control. In this regard, the disclosure on page 33 says that the investor has agreed to "purchase up to $1.0 million common stock at its election during the 60 days after the registration statement becomes effective"
       (emphasis added). Please provide us with your legal analysis as to why you believe your
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Comapany NameInvestview, Inc.
February 15, 2019
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         registration of the CSPA shares is appropriate at this time, or withdraw your registration statement as it relates to these shares, and complete or revise your private placement terms to remove the investor's election to purchase.

         Alternatively, if you intended to register the common stock as if the transaction is an indirect primary offering, you are not eligible to do so as you are not eligible to use Form
         S-3 and, therefore, may not offer shares at market prices, as your prospectus cover page and Plan of Distribution seem to contemplate, as this would be inconsistent with Rule
         415(a)(4). Refer to Question 139.11 of the Securities Act Compliance and Disclosure
         Interpretations.
Risk Factors, page 6

2. We note your risk factor acknowledging that you accept and hold cryptocurrencies.
         Please revise to identify the cryptocurrencies you currently accept as a form of payment.
Dilution, page 17

3. Based on your stockholders' deficit balance of $1.3 million and your intangible asset and long term license agreement balances of $3.0 million and $2.1 million, respectively, it appears your net tangible book value is a deficit of approximately $6.4 million as of September 30, 2018. Please revise your filing as appropriate or tell us how you arrived at the net tangible book value disclosed in your filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended September 30, 2018 Compared to Three Months Ended September
30,
2017, page 19

4. We note your disclosure that your net revenue increased 124% from the prior period revenue "due to the introduction of cryptocurrency education, research, and mining packages as new products, along with a substantial increase in [y]our customer base."
         Please clarify the increase attributable to your cryptocurrency-related products compared to that attributable to the increase in your customer base. Please also disclose whether and what portion of your increase in net revenue is attributable to your July 2018 acquisition of United Games. Make conforming clarifications throughout this section, including to your results of operations for other financial periods.
Operating Costs and Expenses, page 19

5. Please discuss in further detail the reason for changes in commission expense, which is the largest component of your operating expenses. In doing so, disclose how commissions are structured and determined and explain any material variations in commission expense as a percentage of revenues. Also tell us and disclose why commission expense exceeded subscription revenue for the annual period ended March 31, 2018.
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Business
GROW
CRYPTO Mining Packages, page 25

6. We note your disclosure that your mining hardware facility is "arranged through a contractual partnership." Please revise your filing to include a brief description of the terms of this partnership agreement, including who bears responsibility for the maintenance and operations of the mining facility. If this partnership agreement is filed as an exhibit to your registration statement, please reference the name of the exhibit or the exhibit number in this section. In this regard, we note that there appears to be several cryptocurrency-related agreements filed as exhibits to your registration statement, but it is difficult to determine to which transactions these exhibits apply. Alternatively, please file the partnership agreement as an exhibit to your registration statement. See Item 601(b)(1)
         of Regulation S-K.
Financial Statements
Principles of Consolidation, page F-7

7. We note that you consolidate Kuvera LATAM S.A.S., a variable interest entity ("VIE").
         Please quantify for us the impact of this VIE on your historical financial statements, including revenues, net income, assets, and liabilities. To the extent the entity is material to your financial statements or an understanding of your business, provide the disclosures required by ASC 810-10-50.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-31

8. Please provide us with an overview of your cryptocurrency mining operations. In doing so, explain to us and disclose within your filing the specific products and services offered by you and the third-party supplier under these arrangements and the periods over which the products and services are offered. Clarify how fees are determined, how they flow between the involved parties, and further explain your role as agent. A detailed example would facilitate our review. Lastly, explain to us your basis in GAAP for recognizing revenue upfront upon receipt of payment. Please make conforming changes to your filing, including to your "Business" description and your "Management's Discussion and
         Analysis of Financial Condition and Results of Operation."
Note 9   Acquisition, page F-37

9. Please address the following comments related to your acquisition of United Games, LLC and United League, LLC on July 20, 2018:

             Tell us how you determined the $1.1 million purchase price. In doing so, tell us the date and value you used to value your common stock issued as consideration. Explain
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             how such valuation represents the price that would be received in an orderly transaction between market participants. See the fair value and market participant definitions in ASC 805-10-20.

             Tell us how you concluded you did not need to provide audited financial statements of the acquiree(s) under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of Regulation S-X.

             It is unclear to us how and why the total fair value of the intangible assets acquired significantly exceeds the consideration issued in the acquisition. Tell us in detail how you determined the fair values of these intangible assets and clarify how those values are supportable and recoverable. Also explain the reassessment procedures you conducted pursuant to ASC 805-30-30-5 in ensuring that you appropriately identified and valued the acquired intangible assets. We may have further substantial comment.
General

10. To the extent comments issued in our review of your registration statement also apply to your periodic reports on Form 10-K and Form 10-Q, please address these comments in future filings as applicable.
11. We note your disclosure throughout your registration statement that Kuvera provides products and services related to financial education, and that you have positioned yourself as a "knowledge provider and educator . . . rather than . . . a conductor of investment decisions or a representative of investment services." We also note, however, that the website "https://kuvera.in" asserts that Kuvera is an investing platform. Please tell us whether "https://kuvera.in" is affiliated with you or your wholly owned subsidiary. If so, please include a discussion of this platform in your registration statement, and provide us with your legal analysis as to whether Kuvera is required to be registered as an exchange, broker dealer, or alternative trading system under the Securities Exchange Act of 1934.
12. We note your disclosure on page 26 of your registration statement that you "do not provide securities brokerage or investment advisory services." However, in your Form
         10-Q filed February 14, 2019, you disclose that "[y]our wholly owned subsidiary S.A.F.E.
         Management, LLC received its registration and disclosure approval from the National
         Futures Association . . . [and] is now a New Jersey State Registered Investment Adviser,
         Commodities Trading Advisor, Commodity Pool Operator, and approved for over the counter FOREX advisory services." Please tell us how your ownership and operation of
         S.A.F.E. is consistent with your position that you do not provide investment advisory services.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
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Investview, Inc.
February 15, 2019
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action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Blume,
Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-
2545, or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan Smith
                                                           Division of
Corporation Finance
Comapany NameInvestview, Inc.
                                                           Office of Consumer
Products
February 15, 2019 Page 5
cc:       Kevin C. Timken
FirstName LastName